

07004649

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 7/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2007
PROCESSING

SEC FILE NUMBER
8-65316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Global Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Crescent Court, Suite 700
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Harris 214-758-6203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/19

OATH OR AFFIRMATION

I, William E. Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK Global Securities L.P., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

LESLIE A. RUSSELL
Notary Public, State of Texas
My Commission Expires
August 11, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Partners of HBK Global Securities L.P.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of HBK Global Securities L.P. (the "Partnership") at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2007

HBK GLOBAL SECURITIES L.P.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
(EXPRESSED IN 000's OF U.S. DOLLARS)

Assets		
Cash and cash equivalents	$	100,992
Receivables for securities borrowed		2,938,465
Rebate fees receivable		12,927
Interest and dividends receivable		200
Other assets		61
Fixed assets, at cost less accumulated depreciation of $510		168
Total assets	$	3,052,813
Liabilities		
Payables for securities loaned	$	2,887,939
Rebate fees payable		11,854
Payable to affiliates		934
Interest and dividends payable		341
Other liabilities		261
Deferred compensation		3,115
Total liabilities		2,904,444
Partners' Capital		148,369
Total liabilities and partners' capital	$	3,052,813

The accompanying notes are an integral part of the financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net revenues		
Rebate fee income	$	134,989
Interest and dividends		5,804
Rebate fee expense		(124,789)
Net interest profit		16,004
Other		21
Total net revenues		16,025
Operating expenses		
Employee compensation and benefits		6,465
Expense reimbursements		1,638
Data services and systems		327
Clearing fees		318
Legal and professional services		170
Travel and entertainment		122
Depreciation		66
Other expenses		298
Total expenses		9,404
Net increase in partners' capital resulting from operations	$	6,621

The accompanying notes are an integral part of the financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006
(EXPRESSED IN 000's OF U.S. DOLLARS)

	HBK Securities GP Inc.	HBK Securities LP Inc.	Total
Partners' capital at beginning of year	$ 14	$ 142,865	$ 142,879
Capital contributions	-	-	-
Capital withdrawals	-	(1,131)	(1,131)
Net increase in partners' capital resulting from operations	-	6,621	6,621
Total increase in partners' capital	-	5,490	5,490
Partners' capital at end of year	$ 14	$ 148,355	$ 148,369

The accompanying notes are an integral part of the financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(EXPRESSED IN 000's OF U.S. DOLLARS)

Cash Flows from Operating Activities		
Net increase in partners' capital resulting from operations	$	6,621
Adjustments to reconcile net increase in partners' capital resulting from operations to net cash provided by operating activities		
Depreciation		66
Change in operating assets and liabilities		
Receivables for securities borrowed		(284,667)
Rebate fees receivable		(3,882)
Interest and dividends receivable		133
Other assets		6
Payables for securities loaned		279,859
Rebate fees payable		3,624
Payable to affiliates		209
Interest and dividends payable		322
Other liabilities		240
Deferred compensation		794
Net cash provided by operating activities		3,325
Cash Flows From Investing Activities		
Acquisition of fixed assets		(161)
Net cash used in investing activities		(161)
Cash Flows From Financing Activities		
Capital withdrawals		(1,131)
Net cash used in financing activities		(1,131)
Net increase in cash and cash equivalents		2,033
Cash and cash equivalents at beginning of year		98,959
Cash and cash equivalents at end of year	$	100,992
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest during the year	$	121,164

The accompanying notes are an integral part of the financial statements.

HBK GLOBAL SECURITIES L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
(EXPRESSED IN 000's OF U.S. DOLLARS)

1. Organization

HBK Global Securities L.P. ("Global"), a Delaware limited partnership formed on March 4, 2002, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The NASD granted membership to Global to operate as a broker-dealer on October 9, 2002. Global is a subsidiary of HBK Securities LP Inc. and HBK Securities GP Inc. (collectively, the "Partners"), which are wholly-owned subsidiaries of HBK Master Fund L.P. (the "Master Fund"). Global's primary business is to borrow and lend securities for its own account. Its counterparties in these transactions include both the Master Fund and unaffiliated institutions, such as banks, insurance companies, pension plans, investment companies and broker-dealers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments

In the normal course of business, Global may enter into contracts which provide general indemnifications and contain a variety of representations and warranties. Global's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against Global that have not yet occurred. HBK Investments L.P. (together with its affiliated sub-advisors, the "Manager") does not believe such claims would result in a material financial effect on Global.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit at U.S. financial institutions and highly-liquid investments with maturities of three months or less when purchased.

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated into the U.S. dollar equivalent using the spot foreign currency exchange rate in effect at December 31, 2006. Revenues and expenses denominated in foreign currencies are translated at the daily spot rates in effect at the time of the transaction.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Global has elected to compute depreciation using estimated useful lives of three to five years.

(EXPRESSED IN 000's OF U.S. DOLLARS)

Income Taxes

In accordance with federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 applies to reporting periods beginning after December 31, 2006. FIN 48 requires the Manager to determine whether a tax position of Global is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement, which could result in Global recording a tax liability that would reduce partners' capital. FIN 48 must be applied to all existing tax positions upon initial adoption, and the cumulative effect, if any, is to be reported as an adjustment to partners' capital as of January 1, 2007.

The Manager has determined that the adoption of FIN 48 on January 1, 2007 did not have a material impact to Global's financial statements. However, the Manager's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB and on-going analyses of tax laws, regulations and interpretations thereof.

3. Securities Financing Transactions

Global enters into securities borrowed and loaned transactions for its own account. Using an approach commonly referred to as "matched-book", Global generally borrows securities from one institution, such as a bank, insurance company, pension plan, investment company or broker-dealer, and simultaneously, or soon thereafter, re-loans the same securities to another institution. Securities borrowed transactions require Global to deposit with the lender cash or other collateral with a value ranging from 102% to 105% of the value of the securities being borrowed. With respect to securities loaned, Global receives collateral in the form of cash or other collateral with a value ranging from 102% to 105% of the market value of securities loaned. Global monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned as necessary. At December 31, 2006, the value of the underlying securities borrowed and loaned was $2,829,368 and 2,780,578, respectively.

Securities lending transactions are classified as *Receivables for securities borrowed* and *Payables for securities loaned* at the amount of cash collateral advanced or received. Although securities borrowing and lending activities are transacted under a master securities lending agreement, such receivables and payables with the same counterparty are not offset on the Statement of Financial Condition. Fees received or paid by Global are classified as *Rebate fee income* or *Rebate fee expense* on the Statement of Operations.

4. Deferred Compensation

Global has an incentive bonus plan for employees whereby a portion of any annual bonuses may be deferred at Global's discretion. Deferred amounts increase or decrease at an index rate that is based on the rate of return earned by funds affiliated with Global. For the year ended December 31, 2006, expenses of $1,755 related to the deferred bonus plan are included in *Employee compensation and benefits* on the Statement of Operations. In general, awards

(EXPRESSED IN 000's OF U.S. DOLLARS)

under the plan vest and become payable in July of the first, second, third, and fourth years after the date of the grant if the grantee is still employed by Global.

5. Regulatory Capital Requirements

As a registered broker-dealer, Global is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. Global has elected to use the alternative method, which requires that it maintain minimum net capital as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (the "1934 Act"), equal to the greater of $250 or 2% of aggregate debit balances (as defined in Rule 15c3-3 under the 1934 Act). At December 31, 2006, Global had net capital of $144,751, which is $144,501 in excess of its minimum net capital requirement of $250 on that date. .

6. Off-Balance Sheet Risks and Concentrations of Credit Risk

Global's principal activities are with banks, insurance companies, pension plans, investment companies, broker-dealers and clearing organizations. These counterparties may fail to satisfy their contractual obligations and, as such, have associated credit risk. This credit risk primarily exists in three situations. First, Global posts collateral with counterparties under securities borrowed transactions. If the value of the securities declines, the counterparty will be obligated to return the collateral. If the counterparty is unable to satisfy the obligation, Global may incur a loss, measured by the difference between the value of the securities borrowed and the higher value of the collateral held by the counterparty. Second, Global accepts collateral from counterparties under securities loaned transactions. If the value of the securities increases, the counterparty is required to post additional collateral. If the counterparty is unable to satisfy this obligation, Global may incur a loss, measured by the difference between the value of the collateral held by Global and the higher value of the securities loaned. Finally, in some cases Global may transfer collateral to a counterparty before receiving securities from the counterparty. If the counterparty fails to deliver the securities (and does not return the collateral), Global will incur a loss. Global may have concentrations with counterparties from time to time. At December 31, 2006, Global had significant concentrations with various counterparties, including Master Fund.

7. Related Party Transactions

In the normal course of business, Global enters into securities borrowed and loaned transactions with the Master Fund. At December 31, 2006, Global had remitted collateral in the amount of $1,055,721 under securities borrowed transactions and held collateral in the amount of $902,778 under securities loaned transactions. In addition, Global recorded rebate fee income and rebate fee expense in relation to transactions with the Master Fund of $36,256 and $53,935, respectively. Rebate fees receivable and payable at December 31, 2006, were $4,357 and $3,952 respectively.

Certain expenses of Global are incurred by the Manager. Global entered into a reimbursement agreement whereby Global reimburses the Manager for certain expenses related to the securities lending business. Expenses covered under this agreement are payable to the Manager on a monthly basis and are classified as *Expense reimbursements* on the Statement of Operations.

SCHEDULE I

HBK GLOBAL SECURITIES L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net Capital		
Total partners' capital		$ 148,369
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		148,369
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		148,369
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 168	
Other assets	61	
	229	
Other deductions and/or charges	1,494	1,723
Net capital before haircuts on securities positions (tentative net capital)		146,646
Haircuts on securities - other securities		1,895
Net capital		$ 144,751
Computation of alternative net capital requirement		
2 percent of aggregate debit items (or $250, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation		$ 250
Excess net capital		$ 144,501
Net capital in excess of-		
4 percent of aggregate debit items		$ 144,751
5 percent of aggregate debit items		$ 144,751

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2006; therefore, no reconciliation is necessary.

SCHEDULE II

HBK GLOBAL SECURITIES L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006
(EXPRESSED IN 000's OF U.S. DOLLARS)

Credit balances	
Total credit items	$ -
Debit Balances	
Total debit items	$ -
Reserve computation	
Excess of total debits over total credits	$ -
Required deposit	None

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2006; therefore, no reconciliation is necessary.

SCHEDULE III

HBK GLOBAL SECURITIES L.P.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006
(EXPRESSED IN 000's OF U.S. DOLLARS)

---

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-



PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To the Partners of
HBK Global Securities L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of HBK Global Securities L.P. (the "Partnership") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to

future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2007

END